UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 15)*

Quaker Chemical Corporation
(Name of Issuer) Common Stock, par value $1.00
(Title of Class of Securities) 747316107

(CUSIP Number)

Gulf Hungary Holding Korlátolt Felelősségű Társaság

and

QH Hungary Holdings Limited

BAH Center

2 Furj Street

1124 Budapest, Hungary

Attention: Judit Rozsa

Telephone: +36-20/940-2900

with a copy to:

Reb D. Wheeler, Esq.

Mayer Brown LLP

1221 Avenue of the Americas

New York, New York 10020

(212) 506-2414

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) August 10, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 747316107
1.	Name of Reporting Person Gulf Hungary Holding Korlátolt Felelősségű Társaság
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Hungary
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 37,186(1)
	8.	Shared Voting Power: 3,992,377(2)
	9.	Sole Dispositive Power: 37,186(1)
	10.	Shared Dispositive Power: 3,992,377(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,029,563(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐ (See Instructions)
13.	Percent of Class Represented by Amount in Row (11): 22.5%(3)
14.	Type of Reporting Person (See Instructions): OO

(1) Consists of 37,186 shares of Common Stock of the Issuer (“Shares”) beneficially owned by Gulf Hungary Holding Korlátolt Felelősségű Társaság (a “Reporting Person” or “Gulf Hungary”), all of which are held in the name of Citibank N.A. pursuant to an Escrow Agreement (as defined in the Original Schedule 13D, as defined below) in order to secure the Reporting Person’s indemnification obligations under the Share Purchase Agreement (as defined in the Original Schedule 13D).

(2) Consists of 3,992,377 Shares beneficially owned by Gulf Hungary’s wholly-owned subsidiary QH Hungary Holdings Limited (also a “Reporting Person” or “QH Hungary”), of which:

•	3,000,765 Shares are pledged to and registered in the name of Citigroup Global Markets Inc., as custodian for the benefit of QH Hungary (in such capacity, the “Margin Loan Custodian”) pursuant to a Pledge and Security Agreement (as defined in the Original Schedule 13D) to secure QH Hungary's obligations under a Margin Loan (as defined in the Original Schedule 13D);

•	783,674 Shares are pledged to Citibank N.A. (“Citibank”) and held at Citigroup Global Markets Inc. (the “Citi PVF Custodian”) pursuant to the Pledge and Security Agreement, dated as of May 19, 2020, between QH Hungary and Citibank, as secured party (the “Citi PVF Security Agreement”) to secure QH Hungary's obligations under a Master Terms and Conditions for Prepaid Variable Share Forward Transactions, dated May 19, 2020 (the “Citi Master Confirmation”), between QH Hungary and Citibank, as amended and supplemented by Supplemental Confirmation, dated May 19, 2020 and amended on November 24, 2021 (the “First Citi Supplemental Confirmation”), Supplemental Confirmation No. 2, dated May 26, 2020 and amended on March 9, 2021, November 24, 2021 and August 10, 2022 (the “Second Citi Supplemental Confirmation”), Supplemental Confirmation No. 3, dated August 27, 2020 and amended on August 10, 2022 (the “Third Citi Supplemental Confirmation”), Supplemental Confirmation No. 4, dated March 9, 2021 and amended on November 24, 2021 (the “Fourth Citi Supplemental Confirmation”), Supplemental Confirmation No. 5, dated March 9, 2021 and amended on August 10, 2022 (the “Fifth Citi Supplemental Confirmation”), Supplemental Confirmation No. 6 originally entered into with JPMorgan Chase Bank, National Association (“JPMorgan”), dated August 27, 2020 and amended and restated and novated to Citibank on August 10, 2022 (the “Sixth Citi Supplemental Confirmation”) and Supplemental Confirmation No. 7 originally entered into with JPMorgan, dated March 9, 2021 and amended and restated and novated to Citibank on August 10, 2022 (the “Seventh Citi Supplemental Confirmation”), as described in Item 6 below.

•	207,938 Shares are pledged to Royal Bank of Canada (“RBC”) and held at RBC Capital Markets LLC (the “RBC PVF Custodian”) pursuant to the Pledge and Security Agreement, dated as of May 26, 2020, between QH Hungary and RBC, as secured party (the “RBC PVF Security Agreement”) to secure QH Hungary's obligations under a Master Terms and Conditions for Prepaid Variable Share Forward Transactions, dated May 26, 2020 (the “RBC Master Confirmation”), between QH Hungary and RBC, as amended and supplemented by Supplemental Confirmation, dated May 26, 2020 and amended on March 9, 2021, November 24, 2021 and August 10, 2022 (the “First RBC Supplemental Confirmation”), Supplemental Confirmation No. 2, dated March 9, 2021 and amended on November 24, 2021 (the “Second RBC Supplemental Confirmation”) and Supplemental Confirmation No. 3, dated March 9, 2021 and amended on August 10, 2022 (the “Third RBC Supplemental Confirmation”), and Amended and Restated Supplemental Confirmation No. 4 originally entered into with JPMorgan, dated March 9, 2021 and amended and restated and novated to RBC on November 24, 2021 (the “Fourth RBC Supplemental Confirmation”), as described in Item 6 below.

(3) Based upon 17,929,045 shares of Common Stock outstanding as of July 31, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2022, as filed with the Securities and Exchange Commission on August 4, 2022.

CUSIP No. 747316107
1.	Name of Reporting Person QH Hungary Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Hungary
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 3,992,377(1)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 3,992,377(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,992,377(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐ (See Instructions)
13.	Percent of Class Represented by Amount in Row (11): 22.3%(2)
14.	Type of Reporting Person (See Instructions): OO

(1) Consists of 3,992,377 Shares beneficially owned by QH Hungary, of which:

•	3,000,765 Shares are pledged to and registered in the name of the Margin Loan Custodian pursuant to a Pledge and Security Agreement to secure QH Hungary's obligations under a Margin Loan;

•	783,674 Shares are pledged to Citibank N.A. (“Citibank”) and held at Citigroup Global Markets Inc. (the “Citi PVF Custodian”) pursuant to the Pledge and Security Agreement, dated as of May 19, 2020, between QH Hungary and Citibank, as secured party (the “Citi PVF Security Agreement”) to secure QH Hungary's obligations under a Master Terms and Conditions for Prepaid Variable Share Forward Transactions, dated May 19, 2020 (the “Citi Master Confirmation”), between QH Hungary and Citibank, as amended and supplemented by Supplemental Confirmation, dated May 19, 2020 and amended on November 24, 2021 (the “First Citi Supplemental Confirmation”), Supplemental Confirmation No. 2, dated May 26, 2020 and amended on March 9, 2021, November 24, 2021 and August 10, 2022 (the “Second Citi Supplemental Confirmation”), Supplemental Confirmation No. 3, dated August 27, 2020 and amended on August 10, 2022 (the “Third Citi Supplemental Confirmation”), Supplemental Confirmation No. 4, dated March 9, 2021 and amended on November 24, 2021 (the “Fourth Citi Supplemental Confirmation”), Supplemental Confirmation No. 5, dated March 9, 2021 and amended on August 10, 2022 (the “Fifth Citi Supplemental Confirmation”), Supplemental Confirmation No. 6 originally entered into with JPMorgan Chase Bank, National Association (“JPMorgan”), dated August 27, 2020 and amended and restated and novated to Citibank on August 10, 2022 (the “Sixth Citi Supplemental Confirmation”) and Supplemental Confirmation No. 7 originally entered into with JPMorgan, dated March 9, 2021 and amended and restated and novated to Citibank on August 10, 2022 (the “Seventh Citi Supplemental Confirmation”), as described in Item 6 below.

•	207,938 Shares are pledged to Royal Bank of Canada (“RBC”) and held at RBC Capital Markets LLC (the “RBC PVF Custodian”) pursuant to the Pledge and Security Agreement, dated as of May 26, 2020, between QH Hungary and RBC, as secured party (the “RBC PVF Security Agreement”) to secure QH Hungary's obligations under a Master Terms and Conditions for Prepaid Variable Share Forward Transactions, dated May 26, 2020 (the “RBC Master Confirmation”), between QH Hungary and RBC, as amended and supplemented by Supplemental Confirmation, dated May 26, 2020 and amended on March 9, 2021, November 24, 2021 and August 10, 2022 (the “First RBC Supplemental Confirmation”), Supplemental Confirmation No. 2, dated March 9, 2021 and amended on November 24, 2021 (the “Second RBC Supplemental Confirmation”) and Supplemental Confirmation No. 3, dated March 9, 2021 and amended on August 10, 2022 (the “Third RBC Supplemental Confirmation”), and Amended and Restated Supplemental Confirmation No. 4 originally entered into with JPMorgan, dated March 9, 2021 and amended and restated and novated to RBC on November 24, 2021 (the “Fourth RBC Supplemental Confirmation”), as described in Item 6 below.

(2) Based upon 17,929,045 shares of Common Stock outstanding as of July 31, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2022, as filed with the Securities and Exchange Commission on August 4, 2022.

SCHEDULE 13D/A

Introductory Note

This Amendment No. 15 to Schedule 13D (this “Amendment No. 15”) amends and supplements the statement on Schedule 13D filed on August 9, 2019, as amended by Amendment No. 1 filed on April 9, 2020, Amendment No. 2 filed on May 21, 2020, Amendment No. 3 filed on May 28, 2020, Amendment No. 4 filed on August 31, 2020, Amendment No. 5 filed on March 11, 2021, Amendment No. 6 filed on May 26, 2022, Amendment No. 7 filed on July 13, 2022, Amendment No. 8 filed on July 18, 2022, Amendment No. 9 filed on July 21, 2022, Amendment No. 10 filed on July 26, 2022, Amendment No. 11 filed on July 29, 2022, Amendment No. 12 filed on August 3, 2022, Amendment No. 13 filed on August 8, 2022 and Amendment No. 14 filed on August 11, 2022 (together, the “Original Schedule 13D”) with the Securities and Exchange Commission (the “SEC”).

This Amendment No. 15 is being filed in relation to (a) the purchase by QH Hungary on August 10, 2022 of 50,000 shares of the Issuer’s common stock from Citigroup Global Markets Inc. at a purchase price of $184.2694 per share ($9,213,470 in the aggregate) (the “Purchase”), (b) the amendment and restatement of five existing and previously reported prepaid variable share forward transactions with Citibank, N.A. (“Citibank”), which are the amendments, dated August 10, 2022 to the Second Citi Supplemental Confirmation, Third Citi Supplemental Confirmation, Fifth Citi Supplemental Confirmation, Sixth Citi Supplemental Confirmation and Seventh Citi Supplemental Confirmation (such amendments, the “Citi 8/10/22 VPF Amendments”), (c) the amendment and restatement of two existing and previously reported prepaid variable share forward transactions with Royal Bank of Canada ("RBC"), which are the amendments, dated August 10, 2022 to the First RBC Supplemental Confirmation and Third RBC Supplemental Confirmation (such amendments, the “RBC 8/10/22 VPF Amendments” and, together with the Citi 8/10/22 VPF Amendments, the “8/10/22 VPF Amendments”) and (d) the pledge of the 50,000 shares QH Hungary obtained in the Purchase, as well as an additional 63,868 shares held by QH Hungary (for a total of 113,868 shares), to the Margin Loan Custodian under the previously reported Pledge and Security Agreement to secure QH Hungary's obligations under a Margin Loan (the “Pledge”).

Although no new shares were pledged in connection with the 8/10/22 VPF Amendments, 150,296 shares that were previously pledged to JPMorgan are now pledged to Citibank in connection with the novation related to the Sixth Citi Supplemental Confirmation and Seventh Citi Supplemental Confirmation.

In exchange for amending and restating the (a) Second Citi Supplemental Confirmation, QH Hungary paid $355,091.19 to Citibank, (b) Third Citi Supplemental Confirmation, QH Hungary paid $621,125.31 to Citibank, (c) Fifth Citi Supplemental Confirmation, QH Hungary paid $400,334.77 to Citibank, (d) Sixth Citi Supplemental Confirmation, QH Hungary paid $1,449,292.39 to Citibank, (e) Seventh Citi Supplemental Confirmation, QH Hungary paid $208,891.48 to Citibank, (f) First RBC Supplemental Confirmation, QH Hungary paid $355,091.17 to RBC and (g) Third RBC Supplemental Confirmation, QH Hungary paid $174,076.24 to RBC. Pursuant to each transaction, QH Hungary has the option to settle its obligations at the end of the applicable contract by delivering Shares to Citibank and RBC, as applicable, as described in more details in Item 6 below or the cash equivalent thereof.

After the Purchase, the 8/10/22 VPF Amendments and the Pledge, QH Hungary remained the direct beneficial owner of a total of 3,992,377 Shares and Gulf Hungary remained the indirect beneficial owner of the same 3,992,377 Shares. Gulf Hungary continues to be the direct beneficial owner of a separate 37,186 Shares. All 3,992,377 Shares directly owned by QH Hungary remain subject to the Shareholder Agreement (as defined in the Original Schedule 13D) to which QH Hungary also became a party by executing a joinder thereto.

This Amendment No. 15 is filed jointly by the Reporting Persons. All disclosure for items contained in the Original Schedule 13D is incorporated herein by reference, subject to the amended and additional information provided for such item in this Amendment No. 15. Capitalized terms used and not defined herein shall have the meanings given to such terms in the Original Schedule 13D.

Item 4. Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended to add the following:

This Amendment No. 15 relates to the Purchase, the 8/10/22 VPF Amendments and the Pledge, the purpose of which is to facilitate the transactions contemplated by the 8/10/22 VPF Amendments and the Margin Loan. These transactions were designed for QH Hungary to raise financing, subject to the applicable transaction documents while maintaining an opportunity to share in the Issuer’s future growth. These transactions are described in further detail in Item 6 of this Amendment No. 15.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated as follows:

(a) – (b) The information contained on the cover pages to this Amendment No. 15 is incorporated herein by reference. The Shares reported on this Amendment No. 15 are held by the Reporting Persons. QH Hungary is a wholly-owned subsidiary of Gulf Hungary, which is owned by Gulf Houghton, which is a subsidiary of Gulf Oil International. Gulf Oil International is owned by Amas Holding SPF (“Amas Holding”), a private wealth holding company, which in turn is beneficially owned by multiple members of the Hinduja family, with no single individual having a beneficial interest in Amas Holding of 5% or more. Based upon 17,929,045 shares of Common Stock outstanding as of July 31, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2022, as filed with the Securities and Exchange Commission on August 4, 2022, the Shares owned by the Reporting Persons constitutes approximately 22.5% of the issued and outstanding Common Stock of the Issuer.

Except for the Shares owned by the Reporting Persons, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the other persons listed in Item 2(a)-(c) hereto beneficially owns any other securities of the Issuer.

(c) Except as described in Item 3, Item 4 and Item 6, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any person listed in Item 2(a)-(c), have effected any transactions in the Common Stock during the past 60 days.

(d) Except as described in Item 3, Item 4 and Item 6, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Amendment No. 15.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended to add the following:

The information contained in Item 3 and 4 of the Original Schedule 13D, as amended by this Amendment No. 15, is hereby incorporated by reference herein.

On August 10, 2022, QH Hungary effected the Purchase and the 8/10/22 VPF Transactions and on August 12, 2022, QH Hungary effected the Pledge.

The (a) Second Citi Supplemental Confirmation covering a maximum aggregate amount of 105,002 shares is divided into one tranche ("Tranche 1" (which was not amended on August 10, 2022)) of 50 components for 87,500 shares and a second tranche ("Tranche 2") of 50 components for 17,502 shares (each a "Component"), (b) Third Citi Supplemental Confirmation covering a maximum aggregate amount of 60,000 shares is divided into 50 Components, (c) Fifth Citi Supplemental Confirmation covering a maximum aggregate amount of 19,732 shares is divided into 50 Components, (d) Sixth Citi Supplemental Confirmation covering a maximum aggregate amount of 140,000 shares is divided into 50 Components and (e) Seventh Citi Supplemental Confirmation covering a maximum aggregate amount of 10,296 shares is divided into 50 Components. For each Component, QH Hungary is obligated to deliver, on the settlement date (the "Settlement Date") determined based on the specified scheduled valuation date within the periods from March 24, 2023 to June 5, 2023 for Tranche 1 of the Second Citi Supplemental Confirmation and May 28, 2024 to August 8, 2024 for each of Tranche 2 of the Second Citi Supplemental Confirmation, Third Citi Supplemental Confirmation, Fifth Citi Supplemental Confirmation, Sixth Citi Supplemental Confirmation and Seventh Citi Supplemental Confirmation (as applicable) either, at QH Hungary's option, (a) (1) up to 1,750 Shares (Tranche 1) and up to 350 Shares (or 351 Shares for two of such Settlement Dates) (Tranche 2) of the Second Citi Supplemental Confirmation, (b) up to 1,200 Shares for the Third Citi Supplemental Confirmation, (c) up to 395 Shares (or 394 Shares for the last 18 Settlement Dates) for the Fifth Citi Supplemental Confirmation, (D) up to 2,800 Shares for the Sixth Citi Supplemental Confirmation and (e) up to 205 Shares (or 206 Shares for the 21st through 30th Settlement Dates or 207 Shares for the last 18 Settlement Dates) for the Seventh Citi Supplemental Confirmation, to Citibank (such Share number, "Subject Number") based on the average market price of the Shares determined as described below or (ii) an amount of cash equivalent to the value of such Shares.

The (a) First RBC Supplemental Confirmation covering a maximum aggregate amount of 105,002 shares is divided into one tranche ("Tranche 1" (which was not amended on August 10, 2022)) of 50 components for 87,500 shares and a second tranche ("Tranche 2") of 50 components for 17,502 shares (each a "Component"), and (b) Third RBC Supplemental Confirmation covering a maximum aggregate amount of 8,580 shares is divided into 50 Components. For each Component, QH Hungary is obligated to deliver, on the settlement date (the "Settlement Date") determined based on the specified scheduled valuation date within the periods from March 24, 2023 to June 5, 2023 for Tranche 1 of the First RBC Supplemental Confirmation and May 28, 2024 to August 8, 2024 for each of Tranche 2 of the First RBC Supplemental Confirmation and Third RBC Supplemental Confirmation (as applicable) either, at QH Hungary's option, (a) (1) up to 1,750 Shares (Tranche 1) and up to 350 Shares (or 351 Shares for two of such Settlement Dates) (Tranche 2) of the First RBC Supplemental Confirmation, (b) up to 172 Shares (or 171 Shares for the last 20 Settlement Dates) for the Third RBC Supplemental Confirmation, to RBC (such Share number, "Subject Number") based on the average market price of the Shares determined as described below or (ii) an amount of cash equivalent to the value of such Shares.

The number of Shares (or, at QH Hungary's option, the cash equivalent) to be delivered to the applicable bank on each Settlement Date is to be determined as follows: (a) if the volume-weighted average price per Share on the relevant valuation date, as reasonably determined by the applicable bank by reference to the Bloomberg Page "KWR <equity> AQR <Go>" (or any successor page thereto) (provided that, if such price is not so reported for any reason or is, in the applicable bank's reasonable discretion, erroneous, a price determined by the applicable bank in good faith and a commercially reasonable manner) (the "Settlement Price") is equal to or less than $184.2694 per Share (or, in the case of each Tranche 1, $239.4600 per Share) (the "Forward Floor Price"), QH Hungary will deliver to the applicable bank the Subject Number of Shares; (b) if the Settlement Price is between the Forward Floor Price and $202.6963 per Share (or, in the case of each Tranche 1, $258.6168 per Share) (the "Forward Cap Price"), QH Hungary will deliver to the applicable bank a number of Shares equal to the Subject Number multiplied by a fraction, the numerator of which is the Forward Floor Price and the denominator of which is the Settlement Price; and (c) if the Settlement Price is greater than the Forward Cap Price, QH Hungary will deliver to the applicable bank a number of Shares equal to the product of (i) the Subject Number and (ii) a fraction (A) the numerator of which is the sum of (x) the Forward Floor Price and (y) the Settlement Price minus the Forward Cap Price, and (B) the denominator of which is the Settlement Price.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1	Share Purchase and Sale Agreement, dated August 10, 2022 by and between QH Hungary Holdings Limited and Citibank Global Markets Inc.

Exhibit 99.2	Third Amended and Restated Supplemental Confirmation No. 2, dated August 10, 2022, by and among QH Hungary Holdings Limited and Citibank, N.A.

Exhibit 99.3	Amended and Restated Supplemental Confirmation No. 3, dated August 10, 2022, by and among QH Hungary Holdings Limited and Citibank, N.A.

Exhibit 99.4	Amended and Restated Supplemental Confirmation No. 5, dated August 10, 2022, by and among QH Hungary Holdings Limited and Citibank, N.A.

Exhibit 99.5	Novation Agreement, dated August 10, 2022, by and among QH Hungary Holdings Limited, JPMorgan Chase Bank, National Association and Citibank, N.A.

Exhibit 99.6	Amended and Restated Supplemental Confirmation No. 6, dated August 10, 2022, by and among QH Hungary Holdings Limited and Citibank, N.A.

Exhibit 99.7	Amended and Restated Supplemental Confirmation No. 7, dated August 10, 2022, by and among QH Hungary Holdings Limited and Citibank, N.A.

Exhibit 99.8	Third Amended and Restated Supplemental Confirmation No. 1, dated August 10, 2022, by and among QH Hungary Holdings Limited and Royal Bank of Canada

Exhibit 99.9	Amended and Restated Supplemental Confirmation No. 3, dated August 10, 2022, by and among QH Hungary Holdings Limited and Royal Bank of Canada

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated August 12, 2022

GULF HUNGARY HOLDING KORLÁTOLT FELELŐSSÉGŰ TÁRSASÁG

By:	/s/ Judit Rozsa
Name: Judit Rozsa
Title: Managing Director

By:	/s/ Michael Kelleher
Name: Michael Kelleher
Title: Director

QH HUNGARY HOLDINGS LIMITED

By:	/s/ Judit Rozsa
Name: Judit Rozsa
Title: Managing Director

By:	/s/ Michael Kelleher
Name: Michael Kelleher
Title: Director